ARKEMA RECEIVED

2009 FEB 10 P 12: 10

February, 6th, 2009

09045308

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

PROCESSED
MAR 2 2009
THOMSON REUTERS

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Enclosed documents

- Press Releases :
  1. Arkema announces the acquisition of American company Oxford Performance Materials

Press release

Communiqué de presse

The world is our inspiration

Colombes, February 6th 2009

Arkema announces the acquisition of American company Oxford Performance Materials

As part of its strategy to further expand in performance materials, Arkema announces the acquisition of the US company Oxford Performance Materials, Inc. (OPM), maker of polyether ketone ketone ultra-high-performance technical polymers marketed under the brandname OXPEKK®, with sales of the order of $ 2 M.

" *Arkema has had a long-standing interest in ultra-high-performance polymers that offer outstanding technical differentiation, opening up the way for major innovations for our customers* ", said Thierry Le Hénaff, Arkema Chairman and CEO. " *We are delighted to welcome OPM's teams within Arkema. I firmly believe that this new activity has a huge growth potential.* "

" *OPM has spent nearly ten years perfecting the polyethyl ketone ketone (PEKK) molecule. Now with Arkema, we can broaden our industrial strategy and pursue more market opportunities. OPM's single-mided focus on PEKK and Arkema's technical polymer competencies and capabilities will be a formidable combination offering highly promising prospects for the development of ultra-high-performance polymers* " said Scott DeFelice, OPM President and CEO.

OXPEKK® polyether ketone ketone products feature outstanding characteristics, in particular excellent high-temperature and chemical resistance, unmatched abrasion resistance, and natural flame retardancy. They already have many applications, including in aerospace, long-term medical implants, and down-hole equipment for the oil and gas industries.

The addition of OXPEKK® polyether ketone ketone products to Arkema's already diverse portfolio complements a set of high-performance materials that include Kynar® fluorinated polymers, Altuglas® PMMA, Rilsan® polyamides, Pebax® thermoplastic elastomers, as well as Nanostrength® and Graphistrength® nanostructured materials.

A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reports sales of 5.7 billion euros. Arkema has 15,200 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Relations:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

END